UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                             September 16, 2020

  Via Email

  Evert B. Schimmelpennink
  Chief Executive Officer
  Pfenex Inc.
  10790 Roselle Street
  San Diego, CA 92121

           Re:    Pfenex Inc.
                  Schedule 14D-9/A filed on September 16, 2020
                  File No. 005-88253

  Dear Mr. Schimmelpennink:

          The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments are as follows:

        1. We note your response to comment 6 in our previous letter dated September 4, 2020.
           Please further revise your disclosure to summarize the material assumptions and limitations underlying the CVR Probabilities.

          We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Christina Chalk, Senior Special Counsel, at
  (202) 551-3263, or me, at (202) 551-8729.


                                                             Sincerely,

                                                             /s/ Valian A.
Afshar

                                                             Valian A. Afshar
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions

  cc:      Dan Koeppen, Esq.
           Zachary Myers, Esq.
           Ethan Lutske, Esq.
           Wilson Sonsini Goodrich & Rosati, Professional Corporation